

September 25, 2013

<u>Via E-Mail</u>
Mr. David J. Schramm
President and Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, CA 92123

> **Re: Maxwell Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed August 1, 2013**
> **File No. 1-15477**

Dear Mr. Schramm:

We have reviewed your response letter dated September 16, 2013 and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 51

1.   We note your response to our prior comment 1. BDO LLP's conclusion that audit report reference to the restatement was not required because the objectives of AS 6 had already been met since the prior statements had been withdrawn by the predecessor and the reissued statements had been re-audited and presented on a consistent basis is not compliant with paragraphs 4 and 9 of AS 6. We note that one major purpose of the explanatory paragraph is to emphasize the matter to investors and to reference the restatement footnote, and that the fact that the financial statements for all periods are now audited by the same independent accountant does not eliminate that need. Please amend your Form 10-K to include an audit report that correctly includes an explanatory paragraph following the opinion paragraph that discusses the correction of the material

misstatement in your previously issued financial statements and is consistent with paragraphs 18A and 18B of AU508.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief